



05009727

SUPPL


RECEIVED
JUL 12 2005
185
PROCESSING
SECTION
WASH. D.C.

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Date: July 5, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer



Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Stockholm, July 5, 2005

Invitation to the Media and Capital Market in conjunction with the release of Investor AB's Interim Report for January-June 2005

Press and Analyst Meeting

The meeting will be held in Stockholm, Tuesday, July 12, 2005 at 11:00 a.m. CET. The venue is Investor's head office at Arsenalsgatan 8C. President and CEO Marcus Wallenberg and CFO Lars Wedenborn will present the interim report for the period January-June 2005.

The presentation material will be published on www.investorab.com after the meeting.

Teleconference and Webcast

The teleconference will be held on Tuesday, July 12, at 2:00 p.m. CET. To participate, call +44 20 7162 0180, +1 334 323 6203 or +46 8 505 201 14. You can also view and listen to the proceedings of the conference on Investor's website www.investorab.com

To participate in the press and analyst meeting or teleconference, please e-mail Helen Jönsson at helen.jonsson@investorab.com or call +46 8 614 2046.

The report is expected to be released around 8:30 a.m. CET the same day.

Welcome!

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Oscar Stege Unger, Investor Relations Manager
+46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.